# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MADRIGAL PHARMACEUTICALS, INC., CIK 0001673226
CUSIP: 558868105
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: Four Tower Bridge, 200 Barr Harbor Drive, Suite 200, West Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0001193125-16-666367
Filed by CIK 0001236927
Persons authorized to receive notices and communications: Paul A. Friedman, M.D., c/o Madrigal Pharmaceuticals, Inc., 4 Tower Bridge, 200 Barr Harbor Dr, #200, West Conshohocken, Pennsylvania (PA), 19428, (267) 824-2827; Shannon Kelley, EVP and CLO, Madrigal Pharmaceuticals, Inc., 4 Tower Bridge, 200 Barr Harbor Dr, #200, West Conshohocken, Pennsylvania (PA), 19428, (267) 824-2827

## Reporting persons
- Paul A Friedman, M.D. (CIK 0001236927): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,159,291; shared voting power 655,540; sole dispositive power 1,159,291; shared dispositive power 655,540; aggregate amount beneficially owned 1,814,831 (7.8% of the class)
  Comment: (1) The amount reported in rows 7, 9 and 11 includes (i) 165,115 shares of Common Stock held of record by the Reporting Person, (ii) 291,530 shares of Common Stock subject to stock options that are exercisable within 60 days of December 10, 2025, (iii) 6,667 shares of Common Stock subject to restricted stock units that vest within 60 days of December 10, 2025, (iv) 436,868 shares of Common Stock held of record by the Reporting Person's spouse, (v) 252,665 shares of Common Stock subject to stock options held by the Reporting Person's spouse that are exercisable within 60 days of December 10, 2025 and (vi) 6,446 shares of Common Stock subject to restricted stock units held by the Reporting Person's spouse that vest within 60 days of December 10, 2025.
  
  (2) The amount reported in rows 8, 10 and 11 includes shares of Common Stock held of record by SQN, LLC. The Reporting Person is a managing member of SQN and may be deemed to share voting and investment power over Common Stock that is owned by SQN.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: MADRIGAL PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: Four Tower Bridge, 200 Barr Harbor Drive, Suite 200, West Conshohocken, Pennsylvania (PA), 19428
Comment:
This Amendment No. 2 ("Amendment No. 2") amends the Statement on Schedule 13D filed with the SEC on August 1, 2016, as amended on October 17, 2019 (the "Original Statement"), which relates to shares of common stock, par value $0.0001 per share ("Common Stock"), of Madrigal Pharmaceuticals, Inc., a Delaware corporation with a class of securities registered under Section 12 of the 1934 Act (the "Issuer"). The principal executive offices of the Issuer are located at 200 Barr Harbor Drive, Suite 200, West Conshohocken, Pennsylvania, 19428. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings set forth with respect thereto in the Original Statement.

## Item 2. Identity and Background
Present principal occupation or employment:
No changes, except as set forth below.

The present principal occupation of Dr. Friedman is a member of the Board of Directors of Madrigal Pharmaceuticals, Inc.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
No changes, except as set forth below.

Each of Dr. Friedman and his spouse has received stock options, restricted stock and restricted stock unit awards from the Issuer in connection with their service as an officer and/or a member of the Board of Directors of the Issuer. In addition to the shares listed as beneficially owned in the table above, (i) Dr. Friedman holds options to purchase an aggregate of 5,665 shares that are not exercisable within 60 days of December 10, 2025 and 7,382 restricted stock units that will not vest within 60 days of December 10, 2025 (and therefore are not deemed to be beneficially owned as of the date of this filing), and (ii) his spouse holds options to purchase an aggregate of 15,584 shares that are not exercisable within 60 days of December 10, 2025, 12,275 restricted stock units that will not vest within 60 days of December 10, 2025 and 10,168 shares of Common Stock subject to performance-based restricted stock units that will not vest within 60 days of December 10, 2025 (and therefore are not deemed to be beneficially owned as of the date of this filing). These equity awards were granted as compensation for their service as an officer and/or a member of the Board of Directors of the Issuer. In addition, pursuant to the Issuer's compensation policies and practices, Dr. Friedman and his spouse may receive additional future equity compensation in the form of stock options and/or restricted stock unit awards in connection with their service as members of the Board of Directors of the Issuer, or, in the case of his spouse, as an employee of the Issuer. Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Friedman and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

The Original Statement inadvertently excluded shares beneficially owned by Dr. Friedman's spouse. Dr. Friedman disclaims beneficial ownership of Common Stock owned by SQN, LLC and his spouse.

## Item 4. Purpose of Transaction
Purpose of transaction: No changes, except that the Reporting Person no longer serves as Chairman of the Board and Chief Executive Officer of the Issuer; the Reporting Person continues to serve as a member of the Board of Directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is based on 22,711,420 shares of Common Stock outstanding as of October 30, 2025, as reported in the Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025 by the Issuer, and is set forth in boxes 11 and 13 of the second part of the cover page to this Statement, and such information is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The amounts of Common Stock as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement, and such information is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The Reporting Person has not effected any transactions related to the Common Stock during the past 60 days, except for the dispositions set forth in Annex I of this Schedule 13D (all of which previously have been reported or will be reported on Form 4s filed pursuant to Section 16(a) of the Act):

Annex I

Information With Respect to Transactions of Common Stock

Reporting Person Date of Number Type of Price Per Where and
Who Effected The Transaction of Shares Security Share* How
Transaction Transaction
Was
Effected

Paul A. Friedman 12/10/2025 24,800 Common $552.1838 Open market
Stock sale on
NASDAQ

Spouse 12/10/2025 18,650 Common $552.1487 Open market
Stock sale on
NASDAQ

Spouse 12/10/2025 5,455 Common NA Charitable
Stock Gift

*The price reported is a weighted average price for shares sold in multiple transactions on the same date. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price in such range.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 3 is incorporated by reference herein.

## Signatures
- Paul A Friedman, M.D.: /s/ Paul A. Friedman, M.D., Paul A. Friedman, M.D. (12/12/2025)